Suite 1120, Cathedral Place

925 West Georgia Street

Vancouver, British Columbia

Canada V6C 3L2

Tel: (604) 687-6600

Toll Free: 1-888-411-GOLD

Fax: (604) 687-3932

Email: info@aurizon.com

Web Site: www.aurizon.com

Confidential Memorandum

January 23, 2013

Hi Everyone,

As you know, on January 14 Alamos Gold Inc. announced that it has commenced an offer to acquire all of the outstanding shares of Aurizon. This is not something that Aurizon pursued but it is the duty of our Board of Directors to carefully consider this offer.

To facilitate this process, the Board formed a Special Committee and engaged legal and financial advisors who specialize in this sort of situation. The job of the Special Committee and its advisors was to evaluate the Alamos offer and make a recommendation to the Board of Directors as to what recommendation it should make to the Aurizon shareholders.

This morning, the Board announced that it has determined that the Alamos offer is financially inadequate and not in the best interests of the company. Accordingly, the Board has recommended that Aurizon shareholders reject the Alamos offer.

The Board and Special Committee are now focused on exploring the full range of value-maximizing alternatives for the Company. These include building on existing initiatives and engaging in discussions with third parties regarding potential alternative transactions that create superior shareholder value.

While the Board conducts its review, it is crucial that we remain focused on our business. Casa Berardi is a world-class asset supported by a team of first class people. We are well positioned financially, are building a strong foundation for future production and exploring exciting new development opportunities at Heva, Hosco and Casa Berardi.

Some of you may remember that Aurizon went through a similar process back in 2006. It was before my time, but I am aware that the entire company did an outstanding job of focusing on the tasks at hand during a time of uncertainty. I am confident we can do the same again.

As and when there is more information, we will update you. In the meantime, please see the attached FAQ, which is intended to address the questions you may have.

Per our standard procedure, all communication with media, shareholders, and investors should be handled by either myself or Jennifer North in the Vancouver office and/or by Martin Bergeron in the Val-d’Or office.

Many thanks for your continued support.

George

Alamos Unsolicited Bid

Frequently Asked Questions

1.	What happens next?

As part of its duty to the company, the Board, along with its financial and legal advisors, will explore the full range of value-maximizing alternatives for the company. These include building on existing initiatives and engaging in discussions with third parties regarding potential alternative transactions.

In the meantime, our priority is to remain focused on achieving our production targets and completing the important capital and exploration projects planned for 2013. In other words, it is business as usual for Aurizon.

2.	As an employee what do I need to do?

The announcement made by the Board does not change anything at the Company. It is still business as usual at Aurizon.

The most important and only thing to do is to stay focused on our jobs at hand, which includes our operations and the capital projects at Casa Berardi, the mineral resource updates for both Casa Berardi and Heva, and the planned exploration and Corporate Development activities currently underway. We should continue to work towards the goal of completing those projects on time.

We will do our best to keep everyone informed as this situation develops. As always, we ask that you do everything you can to stay safe and productive during this period.

3.	Are there any changes in my reporting responsibilities, wage or benefit as a result of the Alamos hostile bid?

No. It is business as usual for us.

4.	Is the company for sale?

No. The Board, along with its financial and legal advisors, will explore the full range of value-maximizing alternatives for the company. These include building on existing initiatives and engaging in discussions with third parties regarding potential alternative transactions.

5.	I’m also an Aurizon shareholder. Where can I get information on what I should do with my shares?

The Board recommends that shareholders reject the current offer to acquire the company.

The Board’s recommendation that the Aurizon shareholders reject the Alamos Offer and do not tender their Aurizon Shares, as well as a more detailed discussion of its reasons for rejecting the Alamos offer, are contained in a Directors’ Circular that will be filed today, a copy of which is available at www.aurizon.com/maximizevalue.

6.	What should I say if I am asked questions about what is going on?

The most important message to communicate is that there have not been any changes at Aurizon. It is business as usual.

Feel free to direct people to the news release we issued. It is available on our website at www.aurizon.com/maximizevalue.

Communications with media, shareholders and outsiders should be handled by George Paspalas and Jennifer North in the Vancouver office and Martin Bergeron in the Val-d’or office.

7.	Who should I talk to if I have any further questions?

It is a priority for us to keep everyone at Aurizon informed as we work through this process. Christian will be the primary contact at Casa Berardi, Martin for Val-d’Or, and George in Vancouver.